
July 27, 2021

Michael Pollastro
Chief Executive Officer
Global Warming Solutions, Inc.
28751 Rancho CA RD, Suite 100
Temecula, CA 92590

> **Re: Global Warming Solutions, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed July 14, 2021**
> **File No. 000-53170**

Dear Mr. Pollastro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12G Filed July 14, 2021

Item 1. Business
Business Strategy
Industry Overview, page 4

1. We note your response to comment 1 that you have included the transfer of your CBD business and related assets to Green Holistic Solutions, Inc. in exchange for 18 million shares of Green Holistic Solutions, Inc. in your related party disclosures. However, we were unable to locate this disclosure in your Certain Relationships and Related Transactions, and Director Independence section on page 26. Please confirm in your response letter that you will provide the related party disclosure in future filings.

<u>Description of Business</u>
<u>Patents, Trademarks, Trade Secrets and Other Intellectual Property</u>
<u>Exclusive Rights License Technology, page 7</u>

2.   We note your revised disclosures in response to comment 2, and re-issue the comment in part. As requested in comment 2, please revise to discuss the terms of your licensing arrangement with Dr. Yuri Abramov. In this regard, we note that you have only revised your disclosure to discuss the duration of the licensing arrangement.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carl G. Hawkins, Esq.